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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                        Main Street and Main Incorporated
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   560345 30 8
                            ------------------------
                                 (CUSIP Number)


  John F. Antioco, c/o Main Street and Main Incorporated, 5050 N. 40th Street,
                Suite 200, Phoenix, Arizona 85018 (602) 852-9000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 5, 1996
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D
CUSIP NO.  560345 30 8                                         Page 2 of 6 Pages
           ------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               John F. Antioco
               ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5         CHECK  BOX IF DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER

                                       871,500
        NUMBER OF        -------------------------------------------------------
         SHARES            8         SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       0
          EACH           -------------------------------------------------------
        REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON
          WITH                         871,500
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            871,500
--------------------------------------------------------------------------------
12        CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN  ROW  (11) EXCLUDES  CERTAIN
          SHARES*                                                            |_|


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 560345 30 8                                          Page 3 of 6 Pages
          ------------

Item 1.  Security and Issuer

         This statement relates to shares of common stock (the "Common Stock") of Main Street and Main Incorporated, a Delaware corporation, with principal executive offices located at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

Item 2.  Identity and Background

         The following information is provided with respect to the person filing this statement.

         (a)   Name:  John F. Antioco
         (b) Business address: 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018
         (c)   Principal Occupation; Address where such employment is conducted:
               President and Chief Executive Officer of Taco Bell Corp., 17901 von Karman, Irvine, Califonria 92614.
         (d) During the last five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which the reporting person was or is subject to a judgment, decree or final judgment enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) The reporting person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Prior to August 5, 1996, the reporting person used personal funds totalling approximately $500,338 to acquire an aggregate of 154,000 shares of Common Stock. In addition, on January 8, 1996 and May 22, 1996, the issuer granted to the reporting person options to acquire 15,000 and 2,500 shares of Common Stock, respectively, pursuant to the terms of the issuer's 1995 Stock Option Plan. As of August 5, 1996, the reporting person used $1,000,000 of personal funds to acquire 500,000 shares of Common Stock pursuant to the terms of the employment agreement between the issuer and the reporting person, as described in Item 4(a) below. In addition, pursuant to the terms of the employment agreement the issuer granted the reporting person options to acquire an aggregate of 800,000 shares of Common Stock. See Item 4(a), below.

Item 4.  Purpose of Transaction

         (a) The issuer and the reporting person entered into an employment agreement dated as of August 5, 1996 (the "Employment Agreement"), pursuant to which the issuer employed the reporting person as its Chairman of the Board. Pursuant to the terms of the Employment Agreement, the issuer sold 500,000 shares of Common Stock to the reporting person at the price of $2.00 per share, the fair market value of the Common Stock on the date of the Employment Agreement. In addition, pursuant to the terms of the Employment Agreement the issuer granted the reporting person options to acquire an aggregate of 800,000 shares of Common Stock. The options vest and become exercisable on the dates and at the exercise prices set forth below:

CUSIP NO. 560345 30 8                                          Page 4 of 6 Pages
          ------------


            Vesting Date              Number of Shares           Exercise Price
            ------------              ----------------           --------------

           August 5, 1996                  200,000                    $2.00
           August 5, 1997                  200,000                    $2.00
           August 5, 1998                  200,000                    $3.00
           August 5, 1999                  200,000                    $5.00

         The sole purpose of all of the acquisitions by the reporting person as described herein was and is for investment.

         (b) and (c)       Not applicable.

         (d)      See Item 4(a) above.

         (e) through (j) Not applicable.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by the reporting person as of August 5, 1996 is 871,500 shares, which represents approximately 10.1% of the total Common Stock outstanding. This number includes an aggregate of 217,500 shares of Common Stock issuable upon exercise of currently exercisable options, but does not include 600,000 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this Schedule 13D.

         (b) The reporting person has sole voting and dispositive power over the 871,500 shares of Common Stock beneficially owned. This number includes currently exercisable options to acquire an aggregate of 217,500 shares of Common Stock but does not include options to acquire an additional 600,000 shares of Common Stock that are not exercisable within 60 days of this Schedule 13-D.

         (c) The reporting person effected the following transactions within 60 days of August 5, 1996:

                  Date      Type of Transaction Number of Shares Price Per Share
                  ----      ------------------- ---------------- ---------------

               June 13, 1996       Purchase          20,000           $3.13
               June 18, 1996       Purchase          10,000           $3.13
               July 25, 1996       Purchase          10,000           $2.13
               July 31, 1996       Purchase          10,000           $2.27

         All of the transactions described above were effected through open market purchases.

         (d)      Not applicable.

         (e)      Not applicable.

CUSIP NO. 560345 30 8                                          Page 5 of 6 Pages
          ------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The reporting person has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any other person with respect to any securities of the issuer.

Item 7.  Material to be Filed as Exhibits

         No exhibits are filed with this report.

CUSIP NO. 560345 30 8                                          Page 6 of 6 Pages
          ------------

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 4, 1996                            /s/  John F. Antioco
                                                  ------------------------------
                                                     John F. Antioco